UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Hanmi Financial Corporation
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

410495105
(CUSIP Number)

Mr. Mu Hak You c/o GWI Enterprise Ltd., Kings Court, Bay Street, P.O. Box N-3944, Nassau, Bahamas +55.11.3702.3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

(Continued on following pages)
_______________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410495105	13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS GWI Enterprise Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
8.	SHARED VOTING POWER	4,708,167
9.	SOLE DISPOSITIVE POWER	0
10.	SHARED DISPOSITIVE POWER	4,708,167
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,708,167
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 410495105	13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Fundo de Investimento em Acoes GWI Private Investimento no Exterior
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
8.	SHARED VOTING POWER	310,539
9.	SOLE DISPOSITIVE POWER	0
10.	SHARED DISPOSITIVE POWER	310,539
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,539
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 410495105	13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS GWI Consultoria Participacoes e Servicos Ltda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
8.	SHARED VOTING POWER	310,539
9.	SOLE DISPOSITIVE POWER	0
10.	SHARED DISPOSITIVE POWER	310,539
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,539
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 410495105	13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS Mu Hak You
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e).	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
8.	SHARED VOTING POWER	5,018,706
9.	SOLE DISPOSITIVE POWER	0
10.	SHARED DISPOSITIVE POWER	5,018,706
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,706
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.8%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 410495105	13D	Page 6 of 8

SCHEDULE 13D

This Amendment No. 1 ("Amendment No. 1") supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on February 8, 2010 (the "Schedule 13D"), by Mr. Mu Hak You and the GWI Entities.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 1 is filed by the GWI Entities in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 4. Purpose of Transaction.

GWI and GWI Private initially acquired the shares of Common Stock of the Issuer for investment purposes.

On January 28, 2010, GWI presented a letter ("Letter of Interest") to Mr. Joseph K. Rho, the Chairman of the Board of Directors of the Issuer, informing Mr. Rho of GWI's interest in exploring an acquisition of equity interests in the Issuer by GWI or one of its affiliates.  In the Letter of Interest, GWI proposed making an unspecified investment in the Issuer that would result in GWI holding a majority interest in the Issuer ("Proposed Transaction").  The Letter of Interest stated, among other things, that any formal proposal with respect to the Proposed Transaction would be subject to satisfactory completion of due diligence and the valuation of GWI's proposed investment would be based on the book value of the Issuer adjusted for mark-to-market valuation based on a third-party review of the Issuer's loan portfolio.  The Letter of Interest requested an opportunity to discuss the Proposed Transaction with the Issuer and its advisors at the Issuer's earliest convenience and urged the Issuer not to take any action that might preclude GWI from submitting a formal, competitive offer that could offer an alternative approach which could maximize shareholder value.

GWI and the Issuer executed a Confidentiality Agreement, dated February 5, 2010, following which GWI and its advisors engaged in an extensive due diligence process in connection with the Proposed Transaction, including in person meetings with the Issuer and its advisors and review of documents.  In addition, advisors for GWI and the Issuer engaged in preliminary discussions regarding the possible submission of a formal offer by GWI with respect to the Proposed Transaction.  Following completion of GWI's due diligence and preliminary discussions between the parties, on March 15, 2010, GWI sent a letter to Mr. Joseph K. Rho withdrawing its interest in the Proposed Transaction.  As a result of the withdrawal of GWI's interest in the Proposed Transaction, Mr. Mu Hak You and the GWI Entities no longer intend to acquire additional securities of the Issuer and, as permitted by law, may dispose of some or all of their shares of Common Stock of the Issuer in privately negotiated transactions to third parties or otherwise depending on various factors, including the Issuer's financial position, results and strategic direction, price levels of the Common Stock, conditions in the securities and credit markets and general economic and industry conditions.

CUSIP No. 410495105	13D	Page 7 of 8

Except as set forth above, the GWI Entities and Mr. Mu Hak You have no intention to effect any of the transactions specified in Item 4 of Schedule 13D, and, to the knowledge of the GWI Entities and Mr. Mu Hak You, no other executive officer or director of any GWI Entity has any intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

1.	Exhibit A – Letter, dated January 28, 2010, from GWI Enterprise Ltd. to Joseph K. Rho, Chairman of the Board of Directors of Hanmi Financial Corporation.*

2.	Exhibit B – Joint Filing Agreement.*

3.	Exhibit C – Letter, dated March 15, 2010, from GWI Enterprise Ltd. to Joseph K. Rho, Chairman of the Board of Directors of Hanmi Financial Corporation.

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2010

GWI ENTERPRISE LTD.

By:	/s/ Mu Hak You
Name: Mu Hak You
Title: Director

FUNDO DE INVESTIMENTO EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR

By:	BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A., as Administrator

By:	/s/ Simone P.P. Rosa Simas
Name: Simone P.P. Rosa Simas
Title: Procuradora

By:	/s/ Adriana Theodoro
Name: Adriana Theodoro
Title: Procuradora

CUSIP No. 410495105	13D	Page 8 of 8

GWI CONSULTORIA PARTICIPACOES E SERVICOS LTDA

By:	/s/ Mu Hak You
Name: Mu Hak You
Title: Director

/s/ Mu Hak You
MU HAK YOU

Exhibit C

March 15, 2010

Joseph K. Rho
Chairman of the Board of Directors
Hanmi Financial Corporation
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California 90010

Dear Mr. Rho:

On behalf of GWI Enterprise Ltd. ("GWI"), I am submitting this letter in order to notify you that GWI (i) is withdrawing its interest in acquiring a controlling interest in Hanmi Financial Corporation ("Hanmi") and (ii) will not be submitting an indicative bid in respect of such a transaction.  Based on previous representations and commitments to Hanmi’s primary federal and state banking regulators, GWI will be notifying representatives of the Federal Reserve Bank of San Francisco and the California Division of Financial Institutions that it has withdrawn its interest in Hanmi.  GWI also intends to amend and update its Schedule 13D to reflect this decision.

As a major shareholder of Hanmi, GWI continues to believe that Hanmi has a compelling community banking platform and wishes Hanmi success in its efforts to satisfy the requirements of its regulatory orders in an expedited fashion.

Sincerely yours,

GWI Enterprise Ltd.

	By:	/s/ Mu Hak You
Mu Hak You
Chief Executive Officer

cc:	Gordon Bava, Manatt, Phelps & Phillips, LLP
Milton Hahn, Capello Capital Corp.
Jane Kanter, Dechert LLP
Bob Brown, FBR Capital Markets